Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com

R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com
April 7, 2010
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 26, 2010 File No. 001-13697
Dear Mr. Owings:
     In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated March 25, 2010 to Jeffrey S. Lorberbaum, Chairman and Chief Executive Officer of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business, page 3
1.	If material to the business of any of your segments, please revise to provide the disclosure required by Item 101(c)(1)(vi) and (viii) of Regulation S-K.
Response:
     The Company notes the Staff’s comment and respectfully submits that the disclosure required by Item 101(c)(1)(vi) and (viii) of Regulation S-K is not material to the business of any of the Company’s segments and therefore not required.
Item 7. Management’s Discussion and Analysis of Financial Condition and ..., page 19
Overview, page 19
2.	In the fourth paragraph under this heading, please revise to describe in more detail the identified “trend of incidents related to the use of new technology in certain commercial tiles.”

Response:
     The Company notes the Staff’s comment and proposes to revise the disclosure in future filings as follows:
“During 2009, the Company recognized an increased number of warranty claims related to the performance of commercial carpet tiles that used a newer carpet backing technology. The Company discontinued sales of carpet tiles using this backing technology in 2009 and recorded a $121.2 million allowance and $12.4 million inventory write-off. The amounts recorded reflect the Company’s best estimate but the actual amount of total claims and related costs could vary from such estimate. The Company now manufactures these types of commercial carpet tiles with a different backing technology that has been used for many years by the Company.”
Year Ended December 31, 2009, as Compared with Year Ended ..., page 20
Net sales, page 20
3.	Please revise your net sales disclosure to describe in more detail the “unfavorable price and product mix” you experienced. For example, please clarify whether your decline in net sales resulted from price decreases, the sale of lower priced products, the sale of lower margin products and/or other factors. Similarly, please also describe in more detail the benefit “due to the net effect of price increases and product mix” reflected in your comparison of 2008 and 2007 net sales discussion.
Response:
     The Company’s product portfolio consists of hundreds of thousands of differentiated products. As a result, the Company tracks the aggregate net effect of its price and product mix because management believes tracking such information on a product by product basis or by product group is not practical without undue expense and effort. Therefore, the Company’s disclosure is designed to give the reader insight into the same trends and causes, in the aggregate, that are used by management in the operation of the business.
Selling, general and administrative expenses, page 21
4.	Please revise your disclosure under this heading, or in another appropriate place, to discuss in more detail the “various cost savings initiatives implemented by the Company” and the status of these initiatives. In this regard, we note for example that your latest earnings release filed with your Form 8-K on February 25, 2010 references the “implementation of cost savings efforts, personnel reductions and plant consolidations” and notes that all of your “segments have reduced infrastructure and capacity and improved productivity.”
Response:
     The Company notes the Staff’s comment and proposes to revise the disclosure in future filings as follows:
“Selling, general and administrative expenses for 2009 were $1,188.5 million (22.3% of net sales), reflecting a decrease of $130.0 million, or 9.9%, compared to $1,318.5 million (19.3% of net sales) for the prior year. The decrease in selling, general and administrative expenses is primarily driven by lower sales and various cost savings initiatives implemented by the Company in 2009, including distribution facility consolidations, workforce reductions and productivity improvements, intended to align the fixed cost component to current sales demand. The lower selling, general and administrative expenses were partially offset by approximately $8 million of unfavorable foreign exchange rates and approximately $4 million for restructuring charges. The increase in selling, general and administrative expenses as a percentage of net sales is primarily a result of a higher mix of fixed costs as compared to variable costs on lower net sales, and restructuring costs.”
Critical Accounting Policies, page 28
5.	Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill or other long-lived assets for impairment or used in your valuation allowance on your deferred tax assets would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.
Response:
     The Company notes the Staff’s comment and proposes to revise the disclosure as follows. First, by adding the following sentence to the first paragraph in the critical accounting policy disclosure: “A 10% change in the Company’s allowance for discounts, returns, claims and doubtful accounts would have affected net earnings by approximately $4 million for the year ended December 31, 2009.” Second, by adding the following sentence to the second paragraph in the critical accounting policy disclosure: “A 10% change in the Company’s reserve for excess or obsolete inventory would have affected net earnings by approximately $7 million for the year ended December 31, 2009.” Third, by adding the following sentence to the eighth paragraph in the critical accounting policy disclosure: “For further information regarding the Company’s valuation allowances, see Note 13 to the consolidated financial statements.” Fourth, by adding the following sentence to the ninth paragraph in the critical accounting policy disclosure: “For further information regarding the Company’s uncertain tax positions, see Note 13 to the consolidated financial statements.”

Notes to Consolidated Financial Statements, page 41
(5) Goodwill and Other Intangible Assets, page 48
6.	We note that during 2008 the company recorded a $1.5 billion impairment charge. It appears that this charge was recorded predominantly in the third quarter of 2008 as the result of an interim impairment test. Please explain to us in more detail the indicators that led you to perform this interim impairment test for goodwill and indefinite lived assets. Please also explain to us whether you performed any interim impairment testing prior to your next annual required testing. In addition, please explain whether the significant decline in your stock price that occurred in the latter part of calendar 2008 and the first quarter of 2009 was indicative of any of the events identified in ASC 350-20-35-30.
Response:
     In accordance with ASC 350, “Intangibles — Goodwill and Other” (formerly SFAS No. 142), the Company tests goodwill for impairment on an annual basis in the fourth quarter, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount as discussed in ASC 350-20-35. The Company monitors its long-term expectations regarding its industry, its operating performance, its stock price and other matters contemplated by ASC 350-20-35-30. Through the second quarter of 2008, the state of the flooring industry was consistent with the Company’s prior expectations. Further, the Company’s actual operating results through the second quarter of 2008 were generally consistent with management’s expectations. As a result, the Company did not believe that events had occurred or circumstances had changed since its 2007 annual impairment test that would more likely than not reduce the fair value of any of its reporting units below their respective carrying amounts. Therefore, the Company did not perform an interim impairment test until the third quarter of 2008, when the deterioration in the Company’s operating and industry metrics accelerated and the Company’s stock price experienced a sustained decline.
     No additional interim impairment testing was performed by the Company prior to its next annual required testing in October 2008. However, in November 2008, the Company concluded that the weakness in the U.S. residential housing market was likely to persist based on its review of, among other things, sequential quarterly housing starts, recent turmoil surrounding the nation’s largest mortgage lenders, the potential negative impact on the availability of mortgage financing and housing start forecasts published by national home builder associations pushing recovery in the U.S. residential housing market beyond 2009. Based on this outlook, the Company determined that an indicator of impairment was present and conducted a Step 1 analysis as required by ASC 350-20-35. The outcome of this analysis supported that the fair value of each reporting unit exceeded its carrying value, indicating no goodwill impairment.
     Additionally, in the first quarter of 2009, the Company evaluated whether the temporary decline in its stock price was indicative of any of the events identified in ASC 350-20-35-30 and determined that it was not.

(7) Long-term Debt, page 50
7.	Please explain to us why you omitted disclosing any of the major terms of the debt included in the category Industrial revenue bonds, capital leases and other.
Response:
     The Company respectfully submits that this category includes multiple debt instruments, none of which is material to the Company, individually or in the aggregate.
(9) Derivative Financial Instruments, page 53
8.	Please explain to us the purpose for which you enter into long-term supply agreements for natural gas and your use of natural gas in your operations. Please consider clarifying this matter to your readers in future filings to the extent material.
Response:
     The Company uses natural gas as a source of energy in the ordinary course of its operations. The Company has in the past entered into long-term supply agreements for natural gas in order to reduce volatility in the price the Company pays for natural gas. Although the Company is not currently a party to any such arrangement, the Company may enter into such arrangements in the future if it believes such arrangements are appropriate.
(12) Employee Benefit Plans, page 57
9.	We note the chart on page 59 that breaks down your projected benefit obligation, accumulated benefit obligation and fair value of plan assets into plans with accumulated benefit obligation in excess of plan assets and plans with plan assets in excess of accumulated benefit obligations. The projected benefit obligation and fair value of plan assets do not appear to reconcile to the total projected benefit obligation and fair value of plan assets in the chart on page 58. The totals for projected benefit obligation and fair value of plan assets for plans with plan assets in excess of accumulated benefit obligations equal the totals shown on page 58. Please advise us if this was in error. If so, please supplementally provide us the correct amounts for each of the affected items. We may have further comment.
Response:
     The Company notes the Staff’s comment and confirms that the amounts shown for plans with plan assets in excess of accumulated benefit obligations on page 59 for 2009 should be changed as follows: the projected benefit obligation should be changed from $25,468 to $15,217; the accumulated benefit obligation should be changed from $21,827 to $13,242; and the fair value of plan assets should be changed from $21,841 to $13,934. Since the above information represents a portion of a supplemental table in the pension footnote, the Company has concluded that this correction is not material and will revise the disclosure in its next annual report on Form 10-K.

Item 15. Exhibits and Financial Statement Schedules, page 70
10.	Please ensure that the material agreements incorporated by reference to other filings contain complete copies of these agreements, including all exhibits, schedules and attachments. Refer to Item 601(b)(10) of Regulation S-K. For example, we note that all of the exhibits and schedules were omitted from Exhibit 10.1 to your Current Report on Form 8-K filed September 2, 2009, which is a material agreement in your 10-K listed as Exhibit 10.4. Please review your material agreements, and re-file complete agreements with your next current or periodic report.
Response:
     The Company notes the Staff’s comment and will file the complete exhibit noted in the comment above with its Form 10-Q for the Quarter ended April 3, 2010.
     In connection with these responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7951) or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,
/s/ R. David Patton
R. David Patton

cc:	Catherine Brown Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke James F. Brunk